June 10, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0505

Re:	Lazard Alternative Strategies 1099 Fund Registration Statement on Form N-2 (File Nos. 811-22590 and 333- )

Ladies and Gentlemen:

On behalf of Lazard Alternative Strategies 1099 Fund (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is the Fund's Registration Statement on Form N-2 (the "Registration Statement"). The Registration Statement is being filed to comply with the requirements of Rule 415(a)(5) under the Securities Act of 1933, as amended (the "1933 Act").

The Registration Statement does not include certain exhibits that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future. The applicable filing fee covering the shares of beneficial interest of the Fund being registered under the 1933 Act has been separately transmitted to the Commission.

In addition, we respectfully request a limited review of the Fund's prospectus and statement of additional information contained in the Registration Statement. A limited review is warranted because, apart from updating certain financial and other information contained therein, the Registration Statement is substantially similar to Post-Effective Amendment No. 3 to the Fund's Registration Statement (File No. 333-175797), which was declared effective by the Commission on October 17, 2013.

Please call me at 212-756-2149 if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen